UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: April 22, 2014

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Announcement dated April 22, 2014.
Exhibit 99.2	Press Release dated April 22, 2014, entitled “CNOOC Limited Announces Key Operational Statistics of Q1”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the first quarter of 2014 (ended 31 March 2014). The comparative statistics for the first quarter of 2013 (ended 31 March 2013) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the first quarter of 2014 (ended 31 March 2014). The comparative statistics for the first quarter of 2013 (ended 31 March 2013) are also disclosed in this announcement.

The Company achieved a total net production of 108.1 million barrels of oil equivalent (“BOE”) for the first quarter of 2014, representing an increase of 15.5% year over year (“YoY”), mainly attributable to: firstly, the production contribution from the acquisition of Nexen Inc. (“Nexen”); secondly, production ramp-up from major overseas projects such as Eagle Ford in the U.S. and Missan oilfields in Iraq.

For the first quarter of 2014, the Company made five new discoveries and eight successful appraisal wells in offshore China. New discovery of Bozhong 22-1 demonstrated great exploration potential of natural gas in Bohai buried hill at deeper zone; Another discovery of Lingshui 17-2 marked a breakthrough of the Company’s independent deepwater exploration. After further successful appraisals, Bozhong 8-4 and Wushi 17-2 were proved to be mid-sized oil and gas structures.

The unaudited oil and gas sales revenue of the Company reached approximately RMB 59.15 billion for the first quarter of 2014, representing an increase of 6.9% YoY, mainly due to the increase of oil and gas production. During the period, the Company’s average realized oil price decreased 5.1% YoY to US$104.63 per barrel, mainly due to the weak performances of the Far East benchmark oil prices and Brent oil price. The Company’s average realized gas price was US$6.33 per thousand cubic feet, representing an increase of 9.3% YoY, mainly due to the price hike with certain customers in China and higher realized gas price of Nexen.

For the first quarter of 2014, the Company's capital expenditure reached approximately RMB 19.31 billion.

First Quarter and Year-to-Date Net Production Summary (Unaudited)*

	2014						2013
	Q1			YTD			Q1			YTD

	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total
	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)
China
Bohai	34.8	13.0	37.0	34.8	13.0	37.0	37.4	12.1	39.5	37.4	12.1	39.5
Western South China Sea	8.5	31.6	13.9	8.5	31.6	13.9	6.1	29.1	11.2	6.1	29.1	11.2
Eastern South China Sea	13.3	13.6	15.6	13.3	13.6	15.6	13.8	13.9	16.1	13.8	13.9	16.1
East China Sea	0.2	2.7	0.6	0.2	2.7	0.6	0.1	2.6	0.5	0.1	2.6	0.5
Subtotal	56.8	60.9	67.1	56.8	60.9	67.1	57.4	57.7	67.2	57.4	57.7	67.2
Overseas
Asia (excluding China)	2.9	11.8	5.0	2.9	11.8	5.0	2.3	13.3	4.5	2.3	13.3	4.5
Oceania	0.3	6.6	1.6	0.3	6.6	1.6	0.2	5.8	1.2	0.2	5.8	1.2
Africa	7.2	-	7.2	7.2	-	7.2	6.2	-	6.2	6.2	-	6.2
North America (excluding Canada)	4.0	9.7	5.6	4.0	9.7	5.6	3.1	7.8	4.4	3.1	7.8	4.4
Canada	4.9	11.7	6.9	4.9	11.7	6.9	2.0	4.2	2.6	2.0	4.2	2.6
South America	2.1	12.1	4.2	2.1	12.1	4.2	1.9	11.5	3.8	1.9	11.5	3.8
Europe	9.7	5.5	10.6	9.7	5.5	10.6	3.5	1.3	3.7	3.5	1.3	3.7
Subtotal	31.1	57.4	41.0	31.1	57.4	41.0	19.0	43.8	26.3	19.0	43.8	26.3
Total	87.8	118.3	108.1	87.8	118.3	108.1	76.5	101.5	93.6	76.5	101.5	93.6

* Including our interest in equity method investees, which is approximately 4.2 mmboe in Q1 2014 and 3.8 mmboe in Q1 2013.
 Nexen production in Q1 2014 and Q1 2013 were 19.3 and 6.9 mmboe respectively.

First Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)

	RMB (millions)				US$ (millions)
	2014		2013		2014		2013
	Q1	YTD	Q1	YTD	Q1	YTD	Q1	YTD
Sales Revenue
Crude and liquids	55,051	55,051	52,050	52,050	9,000	9,000	8,291	8,291
Natural gas	4,102	4,102	3,260	3,260	671	671	519	519
Marketing revenue, net	560	560	417	417	92	92	66	66
Others	745	745	452	452	122	122	72	72
Total	60,458	60,458	56,179	56,179	9,885	9,885	8,948	8,948

Capital Expenditures
Exploration	5,028	5,028	2,668	2,668	822	822	425	425
Development	12,442	12,442	10,297	10,297	2,034	2,034	1,640	1,640
Production	1,681	1,681	1,834	1,834	275	275	292	292
Others	160	160	78	78	26	26	12	12
Total	19,310	19,310	14,878	14,878	3,157	3,157	2,370	2,370

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.1170 has been used for the first quarter of 2014, and an exchange rate of US$1 = RMB6. 2782 has been used for the first quarter of 2013, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 22 April 2014

As at the date of this announcement, the Board comprises:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors WangYilin (Chairman) Yang Hua (Vice Chairman) Lv Bo Zhang Jianwei Wang Jiaxiang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Exhibit 99.2

中國海洋石油有限公司
CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces Key Operational Statistics of Q1

(Hong Kong, April 22, 2014) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) today announced its key operational statistics for the first quarter of 2014.

In the first quarter, the Company achieved a total net production of 108.1 million barrels of oil equivalent (“BOE”), representing 15.5% increase year over year (YoY).

The Company made five new discoveries and eight successful appraisal wells in offshore China. New discovery of Bozhong 22-1 demonstrated great exploration potential of natural gas in Bohai buried hill at deeper zone; another discovery of Lingshui 17-2 marked a breakthrough of the Company’s independent deepwater exploration. After further successful appraisals, Bozhong 8-4 and Wushi 17-2 were proved to be mid-sized oil and gas structures. During the period, the new projects planned to commence production all made smooth process.

In the first quarter, the unaudited oil and gas sales revenue of the Company reached approximately RMB59.15 billion, representing an increase of 6.9% YoY, mainly due to the increase of oil and gas production. During the period, the Company’s average realized gas price was US$6.33 per thousand cubic feet, representing an increase of 9.3% YoY while the Company’s average realized oil price was US$104.63 per barrel.

During the period, the Company’s capital expenditures for exploration, development and production amounted to RMB19.31 billion.

Mr. Li Fanrong, CEO of the Company commented, “In the first quarter, the Company made significant progress in exploration, particularly the new discoveries and successful appraisals will lay a solid foundation for the Company’s sustainable development.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to its terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2013 Annual Report on Form 20-F filed on 17 April 2014.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Cathy Zhang
Hill+Knowlton Strategies Asia
Tel: +852-2894 6211
Fax: +852-2576 1990
E-mail: cathy.zhang@hkstrategies.com